CalEnergy Company, Inc.                                           Exhibit 11
Calculation of Earnings per share in accordance with Interpretive Release No. 34-9083
For the three years ended December 31, 1995

(dollars in thousands, except per share amounts)

                                                  1995          1994          1993
Actual weighted average shares
   outstanding for the period                  47,248,807    33,187,971    35,454,539
Dilutive stock options using
   average market prices                        2,722,348     2,533,301     3,030,431
Total number of shares based on
   shares outstanding and the
   assumption that dilutive stock
   options will be exercised at
   average stock market prices                 49,971,155    35,721,272    38,484,970
Additional dilutive stock options
   using ending market price and
   assuming conversion of convertible
   debt and convertible subordinated
   debenture*                                   7,771,195     4,444,444     2,296,296
Total shares based on shares out-
   standing and the assumption that
   dilutive stock options will be
   exercised at ending market price
   if more dilutive                            57,742,350    40,165,716    40,781,266

Income before change in accounting
   principles and extraordinary item           $   63,415    $   38,834    $   43,074

Cummulative effect of change in
   accounting principles                              ---           ---         4,100

Extraordinary item                                    ---        (2,007)          ---

Net income                                         63,415        36,827        47,174

Less: Series C preferred stock
dividends                                          (1,080)       (5,010)       (4,630)

Net income available for common
shares                                         $   62,335    $   31,817    $   42,544

Primary earnings per share before
change in accounting principal
and extraordinary item                         $     1.25    $      .95    $     1.00

Change in accounting principal per share              ---           ---           .11

Extraordinary item per share                          ---          (.06)          ---

Primary earnings per share                     $     1.25    $      .89    $     1.11

Fully diluted earnings per share before
change in accounting principal and
exraordinary item based on SEC
Interpretive Release No. 34-9083***            $     1.18    $      .93    $      .98

Change in accounting principal per share              ---           ---           .11

Extraordinary items per share                         ---          (.05)          ---

Fully diluted earnings per share
based on SEC interpretive release
No. 34-9083**                                  $     1.18    $      .88    $     1.09


* The ending market price on December 31, 1994 and 1993 was lower than the average market price for the twelve months ended December 31, 1994 and 1993. Accordingly, inclusion of an adjustment for stock options would be antidilutive and, therefore, contrary to paragraph 40 of APB Opinion 15.

**The net income available for common shareholders for the year ended December 31, 1995 was increased by the interest expense, net of tax effect, associated with the convertible debt and convertible subordinated debenture of $6,038. Net income available for common shareholders for the years ended December 31, 1994 and 1993 was increased by the interest expense, net of tax effect, associated with the convertible subordinated debentures of $3,475 and $1,782, respectively.